Exhibit 99.1

 Nano Dimension Reports Preliminary Results for First Quarter 2020

Boca Raton, Florida, April 10, 2020 – Nano Dimension Ltd. (Nasdaq, TASE: NNDM), a leading Printed Electronics/Additively Manufactured Electronics (PE/AME) provider, today announced selected preliminary unaudited estimates of its financial results for the quarter ended March 31, 2020. Nano Dimension expects unaudited revenues of approximately $700,000 for the first quarter of 2020, compared to $1,689,000 reported for the first quarter of 2019, and approximately $4,500,000 of cash reserves as of March 31, 2020, with no debt.

“The analysis of our results on the background of the Covid-19 events paints an interesting picture,” said Yoav Stern, Nano Dimension’s President and Chief Executive Officer. “It is clear that two sales transactions of DragonFly LDM machines that were expected to close in China in the first quarter of 2020 were disrupted as the country was then at the climax of its crisis. We hope to see these transactions reemerging now that China is recovering. In Europe, as the situation in the world deteriorated, the buyer of one machine tried to considerably reduce its committed payment, so Nano Dimension canceled the transaction.”

“In summary, possibly barring the pandemic eruption in Q1, we would have been above our original budget for Q1/2020. Moreover, moving forward, we intend to leverage the recent trends instigated by the Covid-19 events. Electronic industry giants in the western world are already looking to shorten the supply chains and bring back production to the United States and Europe. We believe we are positioned in a fortunate place, where our DragonFly LDM digital prototyping fabrication machines are a solution for a fast-to-market, economical and ecologically friendly solution to complement or replace low-cost manufacturers in Asia. Our shorter time to market, economically efficient solutions for short production runs, and the ability to protect IP and electronic designs in-house are an important value proposition for customers who need to detach themselves from a destructive dependency solely on offshore suppliers.”

About Nano Dimension

Nano Dimension (Nasdaq, TASE: NNDM) is a provider of intelligent machines for the fabrication of Additively Manufactured Electronics (AME). High fidelity active electronic and electromechanical subassemblies are integral enablers of autonomous intelligent drones, cars, satellites, smartphones, and in vivo medical devices. They necessitate iterative development, IP safety, fast time-to-market and device performance gains, thereby mandating AME for in-house, rapid prototyping and production. Nano Dimension machines serve cross-industry needs by depositing proprietary consumable conductive and dielectric materials simultaneously, while concurrently integrating in-situ capacitors, antennas, coils, transformers and electromechanical components, to function at unprecedented performance. Nano Dimension bridges the gap between PCB and semiconductor integrated circuits. A revolution at the click of a button: From CAD to a functional high-performance AME device in hours, solely at the cost of the consumable materials.

For more information, please visit www.nano-di.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Nano Dimension is using forward-looking statements in this press release when it discusses its expected results for the first quarter of 2020, transactions reemerging now that China is recovering, how it intends to leverage the recent trends instigated by the Covid-19 events, its belief that it is positioned in a fortunate place, where its DragonFly LDM digital prototyping fabrication machines are a solution for a fast-to-market, economical and ecologically friendly solution to complement or replace low-cost manufacturers in Asia. Because such statements deal with future events and are based on Nano Dimension's current expectations, they are subject to various risks and uncertainties. Actual results, performance or achievements of Nano Dimension could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Nano Dimension’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and in any subsequent filings with the SEC. Except as otherwise required by law, Nano Dimension undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Nano Dimension is not responsible for the contents of third-party websites.

NANO DIMENSION INVESTOR RELATIONS CONTACT

Yael Sandler, CFO | ir@nano-di.com